

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

September 21, 2007

Via Facsimile (212) 833-5215 and US Mail

Terunobu Maeda
President and CEO
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re: Mizuho Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed August 10, 2007**
> **File No. 001-33098**

Dear Mr. Stringer:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the risk factor on p.15 of your 20-F regarding transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism. Please clarify for us whether you have operations associated with countries other than Iran that are identified as state sponsors of terrorism by the U.S. Department of State.

2.   Please advise us whether your operations associated with Iran and any other U.S.-designated state sponsor of terrorism include correspondent banking or other relationships with banks identified or designated as banks of concern by the U.S. Department of the Treasury, including Bank Saderat, which has been identified by the U.S. Department of the Treasury as facilitating Iran's transfer of funds to terrorist organization; Bank Sepah, which has been designated by the U.S. Department of the Treasury for providing support and services to designated Iranian proliferation firms; and the Commercial Bank of Syria, which has been designated by the U.S. Department of the Treasury as a bank of primary money laundering concern. If your bank relationships include relationships with such banks, identify the banks and describe the relationships. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief

Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        William F. Gorin
        Cleary Gottlieb Steen & Hamilton LLP
        (212) 225-3999 (fax)